December 6, 2005
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Argon ST, Inc., Registration Statement on Form S-3
SEC File No. 333-128211
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby joins in the request of Argon ST, Inc., a Delaware corporation (the “Company”), that the effective date of the Registration Statement on Form S-3 (File No. 333-128211) initially filed by the Company with the Securities and Exchange Commission on September 9, 2005, as amended (the “Registration Statement”) be accelerated so that the Registration Statement may become effective by 3:00 p.m. (EST) on December 8, 2005 or as soon thereafter as practicable.

Sincerely,
FRIEDMAN, BILLINGS, RAMSEY & CO., INC.
     As representative of the several underwriters
By: /s/ James R. Kleeblatt
Name: James R. Kleeblatt
Title: Senior Managing Director